--------------                                      ---------------------------
                                                           OMB APPROVAL
    FORM 4                                          ---------------------------
                                                    OMB NUMBER: 3235-0287
--------------                                      EXPIRES: SEPTEMBER 30, 1998
                                                    ESTIMATED AVERAGE BURDEN
[ ] CHECK THIS BOX IF NO LONGER                     HOURS PER RESPONSE .... 0.5
    SUBJECT TO SECTION 16.                          ---------------------------
    FORM 4 OR FORM 5
    OBLIGATIONS MAY CONTINUE.
    SEE INSTRUCTIONS 1(B).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

-------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

Colandrea, Joseph Anthony
Colandrea, Marie
-----------------------------------------------------
   (Last)            (First)            (Middle)

911 S. Ocean Blvd.,  Apt. 3B
-----------------------------------------------------
                     (Street)

Boca Raton,             FL                33431
-----------------------------------------------------
   (City)             (State)             (Zip)

-------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

American Technical Ceramics Corp. ("AMK" - AMEX)

-------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)



-------------------------------------------------------------------------------
4. Statement for Month/Year

   7/97

-------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)



-------------------------------------------------------------------------------
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)


   --------------------------------------------------

   --------------------------------------------------

-------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person
-------------------------------------------------------------------------------

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------

Common Stock, par                                                       $16.40
value $.01 per share      7/16/97     S             25,000       D     per share     179,000(1)      D(2)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------  ----------  --------- ----------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security;
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------  ----------  --------  ----------








Explanation of Responses:

(1) Does not include shares previously reported as indirectly owned by Mr. Colandrea for which Mr. Colandrea has the right to vote pursuant to certain agreements, since such disclosure is no longer required by virtue of the 1991 amendments to Section 16 of the Securities Exchange Act. Mr. and Mrs. Colandrea disclaim beneficial ownership of all such shares. Such shares, together with Mr. and Mrs. Colandrea's direct ownership, constitute more than 10% of the outstanding common stock of the issuer.

(2) Joseph A. Colandrea and Marie Colandrea are married and own such securities as tenants in common.

               /s/ Joseph A. Colandrea
               /s/ Marie Colandrea                                8/7/97
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.